SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 8)

                                  JACLYN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469772 10 7
                            -------------------------
                                 (CUSIP Number)

         William D. Freedman, Esq., Parker Chapin Flattau & Klimpl, LLP
              1211 Avenue of the Americas, New York, New York 10036
                                 (212) 704-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 12 Pages)

                                  SCHEDULE 13D

CUSIP NO.   469772 10 7                               PAGE    2  OF  12  PAGES
          -------------------                              -----    ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Abe Ginsburg

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b)[X]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

      NUMBER OF             7     SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY
       OWNED BY             8     SHARED VOTING POWER
         EACH                     1,111,705
      REPORTING
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                     0

                           10     SHARED DISPOSITIVE POWER
                                  214,213


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,202,209

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.3%

14          TYPE OF REPORTING PERSON*
            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO.   469772 10 7                               PAGE    3  OF  12  PAGES
          -------------------                              -----    ----

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Allan Ginsburg

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b)[X]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA


      NUMBER OF             7      SOLE VOTING POWER
        SHARES                     0
     BENEFICIALLY
       OWNED BY             8      SHARED VOTING POWER
         EACH                      1,045,339
      REPORTING
        PERSON              9      SOLE DISPOSITIVE POWER
         WITH                      124,138

                           10      SHARED DISPOSITIVE POWER
                                   147,847


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,185,843

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              42.9%

14          TYPE OF REPORTING PERSON*
                              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO.   469772 10 7                               PAGE    4  OF  12  PAGES
          -------------------                              -----    ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Robert Chestnov

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b)[X]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA

      NUMBER OF             7      SOLE VOTING POWER
        SHARES                     0
     BENEFICIALLY
       OWNED BY             8      SHARED VOTING POWER
         EACH                      1,046,855
      REPORTING
        PERSON              9      SOLE DISPOSITIVE POWER
         WITH                      89,341

                           10      SHARED DISPOSITIVE POWER
                                   149,363


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,203,520

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       43.3%

14          TYPE OF REPORTING PERSON*
                              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO.   469772 10 7                               PAGE    5  OF  12  PAGES
          -------------------                              -----    ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Howard Ginsburg

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b)[X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA

      NUMBER OF             7      SOLE VOTING POWER
        SHARES                              0
     BENEFICIALLY           8      SHARED VOTING POWER
       OWNED BY                             1,043,355
         EACH
      REPORTING             9      SOLE DISPOSITIVE POWER
        PERSON                              113,277
         WITH
                           10      SHARED DISPOSITIVE POWER
                                            145,863


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,183,859

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
            [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       42.9%

14          TYPE OF REPORTING PERSON*
                              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 6 of 12 pages

                 AMENDMENT NO. 8 TO JOINT FILING ON SCHEDULE 13D

                                       OF

            THE JACLYN, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                       AND
            ABE GINSBURG, ALLAN GINSBURG, ROBERT CHESTNOV AND HOWARD
                                    GINSBURG

                          WITH RESPECT TO JACLYN, INC.


                  The following information supplements and amends the information contained in the joint statement on Schedule 13D dated February 29, 1988 filed by the Jaclyn, Inc. Employee Stock Ownership Plan and Trust ("Trust") and by Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, Trustees of the Trust, relating to the Common Stock, $1.00 par value per share ("Common Stock"), of Jaclyn, Inc., as amended by Amendment No. 1 with respect to an event which occurred on May 18, 1988, by Amendment No. 2 with respect to an event which occurred on February 28, 1989, by Amendment No. 3 with respect to an event which occurred on January 2, 1991, by Amendment No. 4 dated January 4, 1993, by Amendment No. 5 with respect to an event which occurred on March 13, 1993, by Amendment No. 6 with respect to an event that occurred on February 14, 1994 and by Amendment No. 7 with respect to an event which occurred on December 29, 1997 (as so amended, the "Statement"). Capitalized terms used herein which are defined terms in the Statement shall have the same meanings herein as in the Statement unless otherwise expressly defined herein.

                  1.       Item 4 of the Statement is hereby amended as follows:

                  The third paragraph of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

                  "Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg are parties to an amended and restated stockholders agreement dated as of July 30, 1996 by and among the Corporation, such individuals and certain other stockholders of the Corporation (the "Stockholders Agreement"). The Stockholders Agreement, among other things, entitles Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, in their capacity as a Stockholders' Committee (in such capacity, collectively, the "Stockholders Committee"), acting by the vote of at least two-thirds, or by the unanimous written consent, of the members of the Stockholders Committee, to direct the voting of the shares of Common Stock owned by the stockholders of the Corporation who are signatories to the Stockholders Agreement with respect to all matters submitted to stockholders of the Corporation at any annual or special meeting of

                                                              Page 7 of 12 pages

stockholders of the Corporation or pursuant to a written consent in lieu thereof. At April 20, 1999, the Stockholders Committee was entitled, pursuant to the Stockholders Agreement, to direct the vote with respect to 1,020,701 shares of Common Stock."

                  A new paragraph is hereby added to Item 4 of the Statement as follows:

                  "On April 20, 1999, Messrs. Allan Ginsburg, Robert Chestnov and Howard Ginsburg each was granted an option to purchase 25,000 shares of Common Stock at exercise prices of $2.475, $2.25 and $2.475 per share, respectively."

                  2. Item 5 of the Statement is hereby amended in its entirety to read as follows:

"Item 5.  Interest in Securities of the Issuer.

                  At April 20, 1999, the Trust was the beneficial owner of 123,209 shares of Common Stock, representing 4.5% of the outstanding shares of Common Stock. Each employee who is a participant in the Trust is entitled to direct the Trustees as to the voting of Shares allocated to his account under the Trust. Under the Trust, the Trustees are required to vote shares of Common Stock which are not allocated to the account of participants in the same proportion and manner as allocated shares are voted by participants. The Trustees share the power to dispose of the shares of Common Stock owned by the Trust.

                  At April 20, 1999, the Trustees were the beneficial owners of shares of Common Stock as indicated below.

                  (a) Abe Ginsburg beneficially owned 1,202,209 shares. Mr. Ginsburg shared power to direct the voting as to 1,111,705 of such shares and shared dispositive power as to 214,213 of such shares. The 1,202,209 shares include (i) an aggregate of 68,350 shares owned by two charitable foundations in which Mr. Ginsburg serves as a director and officer and with respect to which he shares dispositive power, (ii) 22,654 shares owned by the Corporation's Pension Plan, of which Mr. Ginsburg serves as a co-trustee and with respect to which he shares voting and dispositive power and (iii) 1,020,701 shares with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii) and 1,201,896 of the shares described in clause (iii) above.

                  Of the 68,350 shares of Common Stock referred to in clause
(i), Mr. Ginsburg shares dispositive power with respect to 2,581 of such shares with Mr. Martin Ginsburg, a consultant to the Corporation. Martin Ginsburg's business address is 635 59th Street, West New York, New Jersey 07093. Mr. Ginsburg shares dispositive power with respect to the remaining 65,769 shares of Common Stock referred to in clause (i) with Mrs. Sylvia Ginsburg. Mrs. Ginsburg's residence address is 1512 Palisade Avenue, Fort Lee, New Jersey 07024. Mr. Ginsburg shares voting and dispositive power of the 22,654 shares referred to in clause (ii) with Messrs. Allan Ginsburg,

                                                              Page 8 of 12 pages


Chairman of the Corporation, Robert Chestnov, President and Chief Executive Officer of the Corporation, and Howard Ginsburg, Vice-Chairman of the Corporation, each co-trustees of the Corporation's Pension Plan. Neither Martin Ginsburg nor Sylvia Ginsburg have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Martin Ginsburg and Sylvia Ginsburg are each United States citizens.

                  (b) Allan Ginsburg beneficially owned 1,185,843 shares. Mr. Ginsburg has sole dispositive power as to 124,138 of such shares, shared power to direct the voting as to 1,045,339 of such shares and shared dispositive power as to 147,847 of such shares. The 1,185,843 shares include (i) 21,984 shares held by him as a custodian for his children, (ii) 10,769 shares owned by his wife, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (iv) 7,448 shares owned by the Trust and allocated to his account thereunder, (v) 1,984 shares owned by a charitable foundation in which Mr. Ginsburg serves as an officer and trustee and with respect to which he shares voting and dispositive power, (vi) 50,000 shares which Mr. Ginsburg may acquire pursuant to presently exercisable stock options, and (vii) 1,020,701 shares (including the shares described in clauses (i), (ii) and (iv) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii), (v) and 918,999 of the shares described in clause (vii) above.

                  Mr. Ginsburg shares voting and dispositive power of the 1,984 shares referred to in clause (v) with Mrs. Carolyn Ginsburg. Mrs. Ginsburg's residence address is 77 Pine Terrace, Demarest, New Jersey 07627. During the past five years, Carolyn Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Carolyn Ginsburg is a United States citizen.

                  (c) Robert Chestnov beneficially owned 1,203,520 shares. Mr. Chestnov has sole dispositive power as to 89,341 of such shares, shared power to direct the voting as to 1,046,855 of such shares and shared dispositive power as to 149,363 of such shares. The 1,203,520 shares include (i) 26,600 shares held of record by him as a trustee of two trusts, (ii) 27,423 shares held of record by him as co-trustee of a trust, (iii) 372 shares owned by his wife, (iv) 6,906 shares held of record by his wife as custodian for their children, (v) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (vi) 9,931 shares owned by the Trust and allocated to his account thereunder, (vii) 3,500 shares owned by a charitable foundation in which Mr. Chestnov serves as an officer and director with respect

                                                             Page 9 of 12 pages



to which he shares voting and dispositive power, (viii) 66,161 shares with Mr. Chestnov may acquire pursuant to presently exercisable stock options, and (xi) 1,020,701 shares (including the shares described in clauses (i), (ii), (iii), (iv) and (vi) above) with respect to which Mr. Chestnov shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Chestnov disclaims beneficial ownership of the shares referred to in clauses (i), (ii), (iii),
(iv), (v), (vii) and 943,829 of the shares described in clause (xi) above.

                  Mr. Chestnov shares dispositive power with respect to the 27,423 shares referred to in clause (ii) and the 3,500 shares referred to in clause (vii) with Mr. Richard Chestnov, a private investor, with a residence address at 17142 Whitehaven Drive, Boca Raton, Florida 33496. Richard Chestnov is also a director of the Corporation. During the past five years, Richard Chestnov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Richard Chestnov is a United States citizen.

                  (d) Howard Ginsburg beneficially owned 1,183,859 shares. Mr. Ginsburg has sole dispositive power as to 113,277 of such shares, shared power to direct the voting of 1,043,355 of such shares and shared dispositive power as to 145,863 of such shares. The 1,183,859 shares include (i) 55,114 shares held of record by him as custodian for his minor children, with respect to which shares he disclaims beneficial ownership, (ii) 7,448 shares owned by the Trust and allocated to his account with respect which he has the right to direct the vote, (iii) 22,654 shares owned by the Corporation's Pension Plan, of which he serves as co-trustee and with respect to which he shares voting and dispositive power, (iv) 50,000 shares which Mr. Ginsburg may acquire pursuant to presently exercisable stock options, and (v) 1,020,701 shares (including the shares described in clauses (i) and (ii) above) with respect to which Mr. Ginsburg shares power to direct the voting pursuant to the Stockholders Agreement. Mr. Ginsburg disclaims beneficial ownership of the shares referred to in clause
(iii) and 955,090 of the shares described in clause (iv) above.

                  There is included in the aggregate share ownership of each Trustee the shares of Common Stock owned by the Trust.

                  Under certain circumstances set forth in the Trust, the Corporation's Board of Directors may direct the payment of dividends on shares of Common Stock owned by the Trust that have been allocated to the accounts of participating employees. In addition, dividends declared on the 1994 Shares will be deposited in an account with the Trust's bank lender and used to repay principal and interest on the loan made to the Trust on February 15, 1994. Except as set forth in the Trust, and the shares of Common Stock with respect to which the Trustees share dispositive power as described in this Statement (including the 1994 Shares), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Trustees and the Trust.

                                                             Page 10 of 12 pages

                  On March 9, 1999, the Trust distributed 1,496 shares of Common Stock to employees of the Corporation pursuant to its terms. On April 20, 1999, Allan Ginsburg, Robert Chestnov and Howard Ginsburg each was granted an option to purchase 25,000 shares of Common Stock by the Corporation. Except for the foregoing transactions, neither the Trust nor the Trustees have effected any transactions in Common Stock during the past sixty days."

                  3. Item 6 of the Statement is hereby amended in its entirety to read as follows:

"Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trustees and the Trust or between the Trustees and/or the Trust and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, except for (a) the Trust, (b) the letter agreements dated February 15, 1994 between the Trust and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg relating to the sale by each of them to the Trust of 30,000, 20,000 and 10,000 shares of Common Stock, respectively, (c) stock option contracts dated as of December 21, 1993 and July 1, 1996 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg with respect of the grant of stock options to each of them by the Corporation, (d) the Stockholders Agreement, (e) the Jaclyn, Inc. Employees Pension Trust, (f) the Loan and Security Agreement dated February 15, 1994 between the Trust and National Westminster Bank, New Jersey, (g) a letter agreement dated December 29, 1997 between the Corporation and Robert Chestnov relating to the grant of the Restricted Stock Award and (h) stock option contracts dated April 20, 1999 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg."

                  Item 7 of the Statement is hereby amended by adding the following new paragraph R at the end thereof.

                  "R. Stock Option Contracts dated April 20, 1999 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg."

                                                             Page 11 of 12 pages



                                   SIGNATURES


                  After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:   May 10, 1999



                                                   /s/ Abe Ginsburg
                                                   -----------------------------
                                                   Abe Ginsburg


                                                   /s/ Allan Ginsburg
                                                   -----------------------------
                                                   Allan Ginsburg


                                                   /s/ Robert Chestnov
                                                   -----------------------------
                                                   Robert Chestnov


                                                   /s/ Howard Ginsburg
                                                   -----------------------------
                                                   Howard Ginsburg

                                                             Page 12 of 12 pages



                                  EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
------            -----------

R Stock Option Contracts dated April 20, 1999 between the Corporation and each of Robert Chestnov, Allan Ginsburg and Howard Ginsburg.

                             1990 STOCK OPTION PLAN

                         INCENTIVE STOCK OPTION CONTRACT
                         -------------------------------



                  THIS INCENTIVE STOCK OPTION CONTRACT entered into as of April 20,1999 between JACLYN, INC., a Delaware corporation (the "Company"), and ROBERT CHESTNOV (the "Optionee").

                               W I T N E S S E T H

                  1. The Company, in accordance with the allotment made by the Stock Option Committee of the Company's Board of Directors (the "Committee") and subject to the terms and conditions of the 1990 Stock Option Plan of the Company (the "Plan"), grants to the Optionee an option to purchase an aggregate of 25,000 shares of the Common Stock, $1.00 par value per share, of the Company ("Common Stock") at an exercise price of $2.25 per share, being at least equal to the fair market value of such shares of Common Stock on the date hereof. This option is intended to constitute an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code'), although the Company makes no representation or warranty as to such qualification.

                  2. The term of this option shall be 10 years from the date hereof, subject to earlier termination as provided in the Plan. This option may be exercised in whole or in part and from time to time commencing on the date hereof, but prior to the end of the term of the option, by giving written notice to the Company at its principal office, presently 635 59th Street, West New York, New Jersey 07093, stating that the Optionee is exercising his incentive stock option, specifying the number of shares purchased (provided that not less than one hundred (100) shares may be purchased unless the number purchased is the total number of shares purchasable hereunder) and accompanied by payment of the aggregate purchase price therefor in accordance with Section 3 below. Notwithstanding any of the foregoing, in no event may a fraction of a share of Common Stock be purchased under this option.

                  3. The purchase price of shares purchased hereunder may be paid in cash (or by check) and/or, in the sole discretion of the Committee,
    (a) in the form of shares of Common Stock already owned by the Optionee valued, for the purpose of payment of the purchase price, at the fair market value of such previously owned shares of Common Stock determined in accordance with Section 5(d) of the Plan; and/or (b) one-tenth (1/10) of the purchase price in cash (or by check) and the balance by the issuance of a recourse promissory note, in form satisfactory to the Committee, and in accordance with and subject to the terms and provisions of Section 7 of the Plan

                  4. The Company may withhold cash and/or shares of Common Stock to be issued to the Optionee in the amount which the Company determines is necessary to satisfy its obligation to withhold taxes or other amounts incurred by reason of the grant, exercise or disposition of this option or the disposition of the underlying shares of Common Stock. Alternatively, the Company may require the Optionee to pay the Company such amount and the Optionee agrees tp pay such amount to the Company in cash promptly upon demand.

                   5. In the event of any disposition of the shares of Common Stock acquired pursuant to the exercise of this option within two years from the date hereof or one year from the date of transfer of such shares to him, the Optionee shall notify the Company thereof in writing within 30 days after such disposition. In addition, the Optionee shall provide the Company on demand with such information as the Company shall reasonably request in connection with determining the amount and character of the Optionee's income, the Company's deduction and its obligation to withhold taxes or other amounts incurred by reason of such disqualifying disposition, including the amount thereof. The Optionee shall pay the Company in cash on demand the amount, if any, which the Company determines is necessary to satisfy such withholding obligation.

                   6. Notwithstanding the foregoing, this option shall not be exercisable by the Optionee unless (a) a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock to be received upon the exercise of this option shall be effective and current at the time of exercise or (b) there is an exemption from registration under the Securities Act for the issuance of the shares of Common Stock upon such exercise. The Optionee hereby represents and warrants to the Company that, unless such a Registration Statement is effective and current at the time of exercise of this option, the shares of Common Stock to be issued upon the exercise of this option will be acquired by the Optionee for his own account, for investment only and not with a view to the resale or distribution thereof. Such representations and warranties shall also be deemed to be made by the Optionee upon each exercise of this option. In any event, the Optionee shall notify the Company of any proposed resale of the shares of Common Stock issued to him upon exercise of this option. Any subsequent resale or distribution of shares of Common Stock by the Optionee shall be made only pursuant to (x) a Registration Statement under the Securities Act which is effective and current with respect to the sale of shares of Common Stock being sold, or (y) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption, the Optionee shall, prior to any offer of sale or sale of such shares of Common Stock, provide the Company (unless waived by the Company) with a favorable written opinion of counsel, in form and substance satisfactory to the Company, as to the applicability of such exemption to the proposed sale or distribution. Nothing herein shall be construed as requiring the Company to register the shares subject to this option under the Securities Act.

                   7. Notwithstanding anything herein to the contrary, if at any time the Committee shall determine, in its discretion, that the listing or qualification of the shares of Common Stock subject to this option on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to, or in connection with, the granting of an option or the issue of shares of Common Stock hereunder, this option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

                   8. The Company may affix appropriate legends upon the certificates for shares of Common Stock issued upon exercise of this option and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as it determines, in its discretion, to be necessary or appropriate (a) (i) to prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act, (ii) to implement the provisions of the Plan or this Contract or any other agreement between the Company and the Optionee with respect to such shares of Common Stock, or (iii) to permit the Company to determine the occurrence of a "disqualifying disposition," as described in Section 421(b) of the Code, of the shares of Common Stock transferred upon the exercise of this option or (b) if applicable, with regard to any other restriction on the assignment, pledge, hypothecation or transfer of shares acquired upon the exercise of this option.

                  9. Nothing in the Plan or herein shall confer upon the Optionee any right to continue in the employ of the Company, any parent or any of its subsidiaries, or interfere in any way with any right of the Company, any parent or its subsidiaries to terminate such employment at any time for any reason whatsoever without liability to the Company, any parent or any of its subsidiaries.

                  10. The Company and the Optionee agree that they will both be subject to and bound by all of the terms and conditions of the Plan, a copy of which is attached hereto and made a part hereof. Without limiting the generality of the foregoing, in the event (a) the employment of the Optionee terminates, (b) of the disability of the Optionee, or (c) of the death of the Optionee, his rights hereunder shall be governed by and be subject to the provisions of the Plan. In the event of a conflict between the terms of this Contract and the terms of the Plan, the terms of the Plan shall govern.

                  11. The Optionee shall have no rights as a stockholder with respect to any shares issuable or transferable upon exercise of this option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as may be otherwise provided for by pursuant to the Plan.

                  12. This option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee or the Optionee's legal representatives.

                  13. This Contract shall be binding upon and inure to the benefit of any successor or assign of the Company and to any heir, distributee, executor, administrator or legal representative entitled to the Optionee's rights hereunder.

                  14. This Contract shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to the conflicts of law rules thereof

                   15. The invalidity, illegality or unenforceability of any provision herein shall not affect the validity, legality or enforceability of any other provision.

                   16. The Optionee agrees that the Company may amend the Plan and the options granted to the Optionee under the Plan, subject to the limitations contained in the Plan. Without limiting the foregoing, the Committee, in its sole discretion, may at any time make or provide for such adjustments to the Plan, to the number and class of shares available thereunder and to this option as it shall deem appropriate, all in accordance with the provisions of the Plan.

                  17. The Optionee represents and agrees that he will comply with all applicable laws relating to the Plan and the grant and exercise of this option and the disposition of the shares of Common Stock acquired upon exercise of the option, including without limitation, federal and state securities and "blue sky" laws and the rules and regulations promulgated thereunder.

                  18. This Contract, together with the Plan, constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect to such subject matter, all of which are merged herein.

                  19. This Contract may be executed in counterparts, all of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, the parties hereto have executed this Contract as of the day and year first above written.


                                              JACLYN, INC.


                                              By:   /s/ Allan Ginsburg
                                                    ----------------------------
                                              Title: Chairman of the Board

                                               /s/ Robert Chestnov
                                               ---------------------------------
                                                   Robert Chestnov, Optionee

                                                      602 Orchard Lane
                                               ---------------------------------
                                                            Address

                                                  Franklin Lakes, NJ 07417
                                               ---------------------------------

                                                         ###-##-####
                                               ---------------------------------
                                               Tax Identification/Soc. Sec. No.

                             1990 STOCK OPTION PLAN

                    10% OWNER INCENTIVE STOCK OPTION CONTRACT
                    -----------------------------------------


                   THIS INCENTIVE STOCK OPTION CONTRACT entered into as of April 20, 1999 between JACLYN, INC., a Delaware corporation (the "Company"), and ALLAN GINSBURG (the "Optionee").

                              W I T N E S S E T H:

                   1. The Company, in accordance with the allotment made by the Stock Option Committee of the Company's Board of Directors (the "Committee") and subject to the terms and conditions of the 1990 Stock Option Plan of the Company (the "Plan"), grants to the Optionee an option to purchase an aggregate of 25,000 shares of the Common Stock, $1.00 par value per share, of the Company ("Common Stock") at an exercise price of $2.475 per share, being at least equal to 110% of the fair market value of such shares of Common Stock on the date hereof. This option is intended to constitute an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), although the Company makes no representation or warranty as to such qualification.

                   2. The term of this option shall be 5 years from the date hereof, subject to earlier termination as provided in the Plan. This option may be exercised in whole or in part and from time to time commencing on the date hereof, but prior to the end of the term of the option, by giving written notice to the Company at its principal office, presently 5801 Jefferson Street, West New York, New Jersey 07093, stating that the Optionee is exercising his incentive stock option, specifying the number of shares purchased (provided that not less than one hundred (100) shares may be purchased unless the number purchased is the total number of shares purchasable hereunder) and accompanied by payment of the aggregate purchase price therefor in accordance with Section 3 below. Notwithstanding any of the foregoing, in no event may a fraction of a share of Common Stock be purchased under this option.

                   3. The purchase price of shares purchased hereunder may be paid in cash (or by check) and/or, in the sole discretion of the Committee,
    (a) in the form of shares of Common Stock already owned by the Optionee valued, for the purpose of payment of the purchase price, at the fair market value of such previously owned shares of Common Stock determined in accordance with Section 5(d) of the Plan; and/or (b) one-tenth (1/10) of the purchase price in cash (or by check) and the balance by the issuance of a recourse promissory note, in form satisfactory to the Committee, and in accordance with and subject to the terms and provisions of Section 7 of the Plan.

                  4. The Company may withhold cash and/or shares of Common Stock to be issued to the Optionee in the amount which the Company determines is necessary to satisfy its obligation to withhold taxes or other amounts incurred by reason of the grant, exercise or disposition of this option or the disposition of the underlying shares of Common Stock. Alternatively, the Company may require the Optionee to pay the Company such amount and the Optionee agrees to pay such amount tp the Company in cash promptly upon demand.

                   5. In the event of any disposition of the shares of Common Stock acquired pursuant to the exercise of this option within two years from the date hereof or one year from the date of transfer of such shares to him, the Optionee shall notify the Company thereof in writing within 30 days after such disposition. In addition, the Optionee shall provide the Company on demand with such information as the Company shall reasonably request in connection with determining the amount and character of the Optionee's income, the Company's deduction and its obligation to withhold taxes or other amounts incurred by reason of such disqualifying disposition, including the amount thereof. The Optionee shall pay the Company in cash on demand the amount, if any, which the Company determines is necessary to satisfy such withholding obligation.

                   6. Notwithstanding the foregoing, this option shall not be exercisable by the Optionee unless (a) a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock to be received upon the exercise of this option shall be effective and current at the time of exercise or (b) there is an exemption from registration under the Securities Act for the issuance of the shares of Common Stock upon such exercise. The Optionee hereby represents and warrants to the Company that, unless such a Registration Statement is effective and current at the time of exercise of this option, the shares of Common Stock to be issued upon the exercise of this option will be acquired by the Optionee for his own account, for investment only and not with a view to the resale or distribution thereof. Such representations and warranties shall also be deemed to be made by the Optionee upon each exercise of this option. In any event, the Optionee shall notify the Company of any proposed resale of the shares of Common Stock issued to him upon exercise of this option. Any subsequent resale or distribution of shares of Common Stock by the Optionee shall be made only pursuant to (x) a Registration Statement under the Securities Act which is effective and current with respect to the sale of shares of Common Stock being sold, or (y) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption, the Optionee shall, prior to any offer of sale or sale of such shares of Common Stock, provide the Company (unless waived by the Company) with a favorable written opinion of counsel, in form and substance satisfactory to the Company, as to the applicability of such exemption to the proposed sale or distribution. Nothing herein shall be construed as requiring the Company to register the shares subject to this option under the Securities Act.

                   7. Notwithstanding anything herein to the contrary, if at any time the Committee shall determine, in its discretion, that the listing or qualification of the shares of Common Stock subject to this option on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to, or in connection with, the granting of an option or the issue of shares of Common Stock hereunder, this option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

                   8. The Company may affix appropriate legends upon the certificates for shares of Common Stock issued upon exercise of this option and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as it determines, in its discretion, to be necessary or appropriate (a) (i) to prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act, (ii) to implement the provisions of the Plan or this Contract or any other agreement between the Company and the Optionee with respect to such shares of

    Common Stock, or (iii) to permit the Company to determine the occurrence of a "disqualifying disposition," as described in Section 421(b) of the Code, of the shares of Common Stock transferred upon the exercise of this option or (b) if applicable, with regard to any other restriction on the assignment, pledge, hypothecation or transfer of shares acquired upon the exercise of this option.

                   9. Nothing in the Plan or herein shall confer upon the Optionee any right to continue in the employ of the Company, any parent or any of its subsidiaries, or interfere in any way with any right of the Company, any parent or its subsidiaries to terminate such employment at any time for any reason whatsoever without liability to the Company, any parent or any of its subsidiaries.

                   10. The Company and the Optionee agree that they will both be subject to and bound by all of the terms and conditions of the Plan, a copy of which is attached hereto and made a part hereof. Without limiting the generality of the foregoing, in the event (a) the employment of the Optionee terminates, (b) of the disability of the Optionee, or (c) of the death of the Optionee, his rights hereunder shall be governed by and be subject to the provisions of the Plan. In the event of a conflict between the terms of this Contract and the terms of the Plan, the terms of the Plan shall govern.

                   11. The Optionee shall have no rights as a stockholder with respect to any shares issuable or transferable upon exercise of this option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as may be otherwise provided for by pursuant to the Plan.

                   12. This option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee or the Optionee's legal representatives.

                   13. This Contract shall be binding upon and inure to the benefit of any successor or assign of the Company and to any heir, distributee, executor, administrator or legal representative entitled to the Optionee's rights hereunder.

                   14. This Contract shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to the conflicts of law rules thereof.

                   15. The invalidity, illegality or unenforceability of any provision herein shall not affect the validity, legality or enforceability of any other provision.

                   16. The Optionee agrees that the Company may amend the Plan and the options granted to the Optionee under the Plan, subject to the limitations contained in the Plan. Without limiting the foregoing, the Committee, in its sole discretion, may at any time make or provide for such adjustments to the Plan, to the number and class of shares available thereunder and to this option as it shall deem appropriate, all in accordance with the provisions of the Plan.

                  17. The Optionee represents and agrees that he will comply with all applicable laws relating to the Plan and the grant and exercise of this option and the disposition of the shares of Common Stock acquired upon exercise of the option, including without limitation, federal and state securities and "blue sky" laws and the rules and regulations promulgated thereunder.

                  18. This Contract, together with the Plan, constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect to such subject matter, all of which are merged herein.

                  19. This Contract may be executed in counterparts, all of which shall be deemed an original, but all of which together shall constitute one and the same agreement.


                   IN WITNESS WHEREOF, the parties hereto have executed this Contract as of the day and year first above written.

                                            JACLYN, INC.


                                            By:   /s/ Robert Chestnov
                                                  ------------------------------
                                            Title: President

                                            /s/ Allan Ginsburg
                                                --------------------------------
                                                Allan Ginsburg, Optionee

                                                   77 Pine Terrace
                                                --------------------------------
                                                         Address

                                                     Demarest, NJ 07627
                                                --------------------------------


                                                         ###-##-####
                                                --------------------------------
                                                Tax Identification/Soc. Sec. No.

                             1990 STOCK OPTION PLAN

                    10% OWNER INCENTIVE STOCK OPTION CONTRACT
                    -----------------------------------------


                   THIS INCENTIVE STOCK OPTION CONTRACT entered into as of April 20, 1999 between JACLYN, INC., a Delaware corporation (the "Company"), and HOWARD GINSBURG (the "Optionee").

                              W I T N E S S E T H:

                   1. The Company, in accordance with the allotment made by the Stock Option Committee of the Company's Board of Directors (the "Committee") and subject to the terms and conditions of the 1990 Stock Option Plan of the Company (the "Plan"), grants to the Optionee an option to purchase an aggregate of 25,000 shares of the Common Stock, $1.00 par value per share, of the Company ("Common Stock") at an exercise price of $2.475 per share, being at least equal to 110% of the fair market value of such shares of Common Stock on the date hereof. This option is intended to constitute an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), although the Company makes no representation or warranty as to such qualification.

                   2. The term of this option shall be 5 years from the date hereof, subject to earlier termination as provided in the Plan. This option may be exercised in whole or in part and from time to time commencing on the date hereof, but prior to the end of the term of the option, by giving written notice to the Company at its principal office, presently 5801 Jefferson Street, West New York, New Jersey 07093, stating that the Optionee is exercising his incentive stock option, specifying the number of shares purchased (provided that not less than one hundred (100) shares may be purchased unless the number purchased is the total number of shares purchasable hereunder) and accompanied by payment of the aggregate purchase price therefor in accordance with Section 3 below. Notwithstanding any of the foregoing, in no event may a fraction of a share of Common Stock be purchased under this option.

                   3. The purchase price of shares purchased hereunder may be paid in cash (or by check) and/or, in the sole discretion of the Committee,
    (a) in the form of shares of Common Stock already owned by the Optionee valued, for the purpose of payment of the purchase price, at the fair market value of such previously owned shares of Common Stock determined in accordance with Section 5(d) of the Plan; and/or (b) one-tenth (1/10) of the purchase price in cash (or by check) and the balance by the issuance of a recourse promissory note, in form satisfactory to the Committee, and in accordance with and subject to the terms and provisions of Section 7 of the Plan.

                  4. The Company may withhold cash and/or shares of Common Stock to be issued to the Optionee in the amount which the Company determines is necessary to satisfy its obligation to withhold taxes or other amounts incurred by reason of the grant, exercise or disposition of this option or the disposition of the underlying shares of Common Stock. Alternatively, the Company may require the Optionee to pay the Company such amount and the Optionee agrees to pay such amount tp the Company in cash promptly upon demand.

                   5. In the event of any disposition of the shares of Common Stock acquired pursuant to the exercise of this option within two years from the date hereof or one year from the date of transfer of such shares to him, the Optionee shall notify the Company thereof in writing within 30 days after such disposition. In addition, the Optionee shall provide the Company on demand with such information as the Company shall reasonably request in connection with determining the amount and character of the Optionee's income, the Company's deduction and its obligation to withhold taxes or other amounts incurred by reason of such disqualifying disposition, including the amount thereof. The Optionee shall pay the Company in cash on demand the amount, if any, which the Company determines is necessary to satisfy such withholding obligation.

                   6. Notwithstanding the foregoing, this option shall not be exercisable by the Optionee unless (a) a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock to be received upon the exercise of this option shall be effective and current at the time of exercise or (b) there is an exemption from registration under the Securities Act for the issuance of the shares of Common Stock upon such exercise. The Optionee hereby represents and warrants to the Company that, unless such a Registration Statement is effective and current at the time of exercise of this option, the shares of Common Stock to be issued upon the exercise of this option will be acquired by the Optionee for his own account, for investment only and not with a view to the resale or distribution thereof. Such representations and warranties shall also be deemed to be made by the Optionee upon each exercise of this option. In any event, the Optionee shall notify the Company of any proposed resale of the shares of Common Stock issued to him upon exercise of this option. Any subsequent resale or distribution of shares of Common Stock by the Optionee shall be made only pursuant to (x) a Registration Statement under the Securities Act which is effective and current with respect to the sale of shares of Common Stock being sold, or (y) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption, the Optionee shall, prior to any offer of sale or sale of such shares of Common Stock, provide the Company (unless waived by the Company) with a favorable written opinion of counsel, in form and substance satisfactory to the Company, as to the applicability of such exemption to the proposed sale or distribution. Nothing herein shall be construed as requiring the Company to register the shares subject to this option under the Securities Act.

                   7. Notwithstanding anything herein to the contrary, if at any time the Committee shall determine, in its discretion, that the listing or qualification of the shares of Common Stock subject to this option on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to, or in connection with, the granting of an option or the issue of shares of Common Stock hereunder, this option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

                   8. The Company may affix appropriate legends upon the certificates for shares of Common Stock issued upon exercise of this option and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as it determines, in its discretion, to be necessary or appropriate (a) (i) to prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act, (ii) to implement the provisions of the Plan or this Contract or any other agreement between the Company and the Optionee with respect to such shares of

    Common Stock, or (iii) to permit the Company to determine the occurrence of a "disqualifying disposition," as described in Section 421(b) of the Code, of the shares of Common Stock transferred upon the exercise of this option or (b) if applicable, with regard to any other restriction on the assignment, pledge, hypothecation or transfer of shares acquired upon the exercise of this option.

                   9. Nothing in the Plan or herein shall confer upon the Optionee any right to continue in the employ of the Company, any parent or any of its subsidiaries, or interfere in any way with any right of the Company, any parent or its subsidiaries to terminate such employment at any time for any reason whatsoever without liability to the Company, any parent or any of its subsidiaries.

                   10. The Company and the Optionee agree that they will both be subject to and bound by all of the terms and conditions of the Plan, a copy of which is attached hereto and made a part hereof. Without limiting the generality of the foregoing, in the event (a) the employment of the Optionee terminates, (b) of the disability of the Optionee, or (c) of the death of the Optionee, his rights hereunder shall be governed by and be subject to the provisions of the Plan. In the event of a conflict between the terms of this Contract and the terms of the Plan, the terms of the Plan shall govern.

                   11. The Optionee shall have no rights as a stockholder with respect to any shares issuable or transferable upon exercise of this option until the date of the issuance of a stock certificate to him for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as may be otherwise provided for by pursuant to the Plan.

                   12. This option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee or the Optionee's legal representatives.

                   13. This Contract shall be binding upon and inure to the benefit of any successor or assign of the Company and to any heir, distributee, executor, administrator or legal representative entitled to the Optionee's rights hereunder.

                   14. This Contract shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to the conflicts of law rules thereof.

                   15. The invalidity, illegality or unenforceability of any provision herein shall not affect the validity, legality or enforceability of any other provision.

                   16. The Optionee agrees that the Company may amend the Plan and the options granted to the Optionee under the Plan, subject to the limitations contained in the Plan. Without limiting the foregoing, the Committee, in its sole discretion, may at any time make or provide for such adjustments to the Plan, to the number and class of shares available thereunder and to this option as it shall deem appropriate, all in accordance with the provisions of the Plan.

                  17. The Optionee represents and agrees that he will comply with all applicable laws relating to the Plan and the grant and exercise of this option and the disposition of the shares of Common Stock acquired upon exercise of the option, including without limitation, federal and state securities and "blue sky" laws and the rules and regulations promulgated thereunder.

                  18. This Contract, together with the Plan, constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect to such subject matter, all of which are merged herein.

                  19. This Contract may be executed in counterparts, all of which shall be deemed an original, but all of which together shall constitute one and the same agreement.


                   IN WITNESS WHEREOF, the parties hereto have executed this Contract as of the day and year first above written.


                                         JACLYN, INC.


                                          By:   /s/ Robert Chestnov
                                                --------------------------------
                                          Title:  President

                                                /s/ Howard Ginsburg
                                                --------------------------------
                                                    Howard Ginsburg, Optionee

                                                      425 East 58th Street
                                                --------------------------------
                                                              Address

                                                --------------------------------
                                                      New York, NY 10022


                                                           ###-##-####
                                                --------------------------------
                                                Tax Identification/Soc. Sec. No.